UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Top Ships Inc. (the "Company") is filing this report on Form 6-K to announce certain information regarding the Company.
The Company announced today that Mr. Per Christian Haukenes, a Class I director of the Company, has resigned effective as of December 31, 2017.  The Company's Board of Directors (the "Board") has appointed Mr. Stavros Emmanouil as a Class I Director to fill the vacancy created by Mr. Haukenes's resignation, with a term expiring at the Company's 2020 Annual Meeting of Shareholders.  The Board of Director's Audit Committee, Corporate Governance Committee and Compensation Committee have also been increased from three members to four members each.  Mr. Stavros Emmanouil has been appointed to serve on each committee.
Captain Stavros Emmanouil has 47 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was the Chief Operating Officer of the Company. After leaving the Company, Captain Stavros Emmanuel has been an independent advisor to various shipping companies.
On January 2, 2018, the Compensation Committee recommended to the Board and the Board approved an award of US$2,250,000, in cash as incentive compensation to Mr. Evangelos Pistiolis, the Company's Chief Executive Officer, or his nominee, to be distributed at his own discretion to other executives pursuant to an employment agreement between the Company and Central Mare Inc. dated September 1, 2010.
On January 2, 2018, the Compensation Committee recommended to the Board and the Board approved an award of US$1,250,000, in cash as incentive compensation to Central Shipping Monaco SAM ("CSM"), the Company's provider of ship management and newbuilding supervision services and an entity related to the Company's Chief Executive Officer, pursuant to the management agreement between the Company and CSM dated March 10, 2014.
Additionally, the Company announced today that since December 29, 2017, it has issued and sold 14,000,000 common shares par value $0.01 per share, pursuant to its previously announced purchase agreement by and among the Company and Crede Capital Group LLC dated December 11, 2017 (the "Second Purchase Agreement"). Mainly as a result of these issuances, the Company currently has issued and outstanding 103,236,175 shares. As of the date hereof, up to $17.9 million worth of shares is remaining that the Company may sell pursuant to the Second Purchase Agreement.
Furthermore, in connection with sales completed under the Second Purchase Agreement, the Exercise Price (as defined in the Warrant Agreement) of the Warrants (the "Warrants") issued in a public offering by the Company pursuant to the warrant agreement dated June 11, 2014 (the "Warrant Agreement") is adjusted to $0.22 and the number of common shares of the Company purchasable by each Warrant is 11.33 Warrant Shares (as defined in the Warrant Agreement). Also, as previously announced, the issuance of the Series C Convertible Preferred Shares constitutes an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each Holder shall have the right, but not the obligation, to, in any exercise of Warrants, adopt the Variable Price (as defined in the Warrant Agreement) at which the Series C Convertible Preferred Shares are convertible as the Exercise Price of the Warrants.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: January 12, 2018	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis
Chief Executive Officer